FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta and DuPont agree on technology exchange to launch new fungicide solutions”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Syngenta Media contact: Paul Barrett Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

DuPont Media Office 10th & Market Streets Wilmington, DE United States Telephone: +1 302 774 4805 www.dupont.com	DuPont Media contact: Gregg M. Schmidt USA +1 302-999-3330 gregg.m.schmidt@dupont.com	DuPont Analyst/Investor contact: Timothy A. Johnson USA +1 515 535 2177 Timothy.a.johnson@dupont.com joint media release

Basel, Switzerland, and Wilmington, Del., USA, May 14, 2013

Syngenta and DuPont agree on technology exchange to launch new fungicide solutions

Syngenta and DuPont today announced technology licensing agreements that will broaden each company’s crop protection product portfolio and enable both to bring new products to market more efficiently.

Syngenta has obtained a global license from DuPont to develop products containing DuPont’s fungicide oxathiapiprolin. The development of this new piperidinyl thiazole isoxazoline class of fungicides represents a significant improvement for growers in the control of diseases in potatoes, grapes, vegetables and other specialty crops.

Under the agreements, Syngenta receives exclusive rights for foliar and soil uses on all crops in North America and for lawn and garden uses globally. Syngenta also secures rights on certain crops for seed treatment globally and for the development of foliar and soil uses on certain crops outside of North America.

The agreement gives DuPont exclusive access to Syngenta’s Solatenol™ for mixture with DuPont's picoxystrobin fungicide on soybean and other crops in Brazil. Solatenol™ is a new benz-pyrazole SDHI fungicide which brings a new mode of action with no cross-resistance to existing fungicides. It offers outstanding and long-lasting control of Asian rust in soybean.

“These agreements again demonstrate DuPont Crop Protection’s commitment to our customers by collaborating to deliver innovative products from our robust pipeline while always focusing on sustainability and maximizing shareholder value,” said Rik Miller, president DuPont Crop Protection. “This decision enables DuPont to provide solutions that will help our customers improve their productivity and profitability now and in the future.”

Syngenta’s Chief Operating Officer John Atkin said: “Access to oxathiapiprolin will further broaden our world-leading fungicide portfolio. Diverse modes of action are critical for disease control and to sustain the lifecycle of existing products in the face of resistance challenges. We are also pleased that this agreement will contribute to maximizing the market coverage of Solatenol™ in Brazil.”

Syngenta and Dupont - May 14, 2013/Page 1 of 2

The transaction is subject to approvals from applicable regulatory authorities. Financial terms of the agreement were not disclosed.

About Syngenta
Syngenta is one of the world’s leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

SOLATENOL™ is a trademark of a Syngenta Group Company

About DuPont
DuPont (NYSE: DD) has been bringing world-class science and engineering to the global marketplace in the form of innovative products, materials, and services since 1802. The company believes that by collaborating with customers, governments, NGOs, and thought leaders we can help find solutions to such global challenges as providing enough healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. For additional information about DuPont and its commitment to inclusive innovation, please visit www.dupont.com.

The DuPont Oval Logo, DuPont™, The miracles of science™, are registered trademarks of DuPont or its affiliates.

Cautionary Statement Regarding Forward-Looking Statements
Syngenta: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Cautionary Statements Regarding Forward-Looking Information:
DuPont: This news release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents filed with the Securities and Exchange Commission by DuPont, particularly its latest annual report on Form 10-K and quarterly report on Form 10-Q, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; seasonality of sales of agricultural products; and severe weather events that cause business interruptions, including plant and power outages, or disruptions in supplier and customer operations. The company undertakes no duty to update any forward-looking statements as a result of future developments or new information.

Syngenta and Dupont - May 14, 2013/Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	May 14, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel